UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No. 1)*

                            InkSure Technologies Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     45727E
                                 --------------
                                 (CUSIP Number)

                         ICTS Information Systems, B.V.
                              One Rockefeller Plaza
                                   Suite 2412
                               New York, NY 10020
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 4, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of ____ pages


                                  SCHEDULE 13D

                                       13D

==================================

CUSIP NO.  45727E

==================================

================================================================================
 1     NAMES OF REPORTING PERSONS
       ICTS Information Systems, B.V.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC USE ONLY


--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS (See Instructions)

       WC
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

       ITEMS 2(d) or 2(e)                                                   |_|
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Netherlands
================================================================================
   NUMBER OF                      7       SOLE VOTING POWER

   SHARES                                 0
                                ------------------------------------------------
   BENEFICIALLY                   8       SHARED VOTING POWER

   OWNED BY                               1,292,718(1)
                                ------------------------------------------------
   EACH                           9       SOLE DISPOSITIVE POWER

   REPORT                                 0
                                ------------------------------------------------
   PERSON                        10       SHARED DISPOSITIVE POWER

   WITH                                   1,292,718(1)

================================================================================
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,292,718(1)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

       (See Instructions)
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.7%(2)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       CO
================================================================================

----------
(1) Consists of 1,202,761 shares held by ICTS Information Systems, B.V. ("ICTS BV"); and (ii) 86,957 shares currently exercisable pursuant to a warrant dated July 5, 2002 (the "ICTS BV Warrant") held by ICTS BV.

(2) Based on a total of 11,982,166 shares outstanding on August 11, 2003, as adjusted upward to 12,069,123 shares to reflect 86,957 shares issuable under the ICTS BV Warrant.

                               Page 2 of ____ pages


                                  SCHEDULE 13D

                                       13D

==================================

CUSIP NO.  45727E

==================================

================================================================================
 1     NAMES OF REPORTING PERSONS
       ICTS-USA, Inc.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC USE ONLY


--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS (See Instructions)

       WC
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

       ITEMS 2(d) or 2(e)                                                    |_|
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
================================================================================
    NUMBER OF                    7       SOLE VOTING POWER

    SHARES                               0
                                ------------------------------------------------
    BENEFICIALLY                 8       SHARED VOTING POWER

    OWNED BY                             3,075,676
                                ------------------------------------------------
    EACH                         9       SOLE DISPOSITIVE POWER

    REPORT                               0
                                ------------------------------------------------
    PERSON                      10       SHARED DISPOSITIVE POWER

    WITH                                 3,075,676
================================================================================
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,075,676
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

       (See Instructions)
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.7%(3)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       CO
================================================================================

----------
(3) Based on a total of 11,982,166 shares outstanding on August 11, 2003.

                               Page 3 of ____ pages


                                  SCHEDULE 13D

                                       13D

==================================

CUSIP NO.  45727E

==================================

================================================================================
 1     NAMES OF REPORTING PERSONS
       Ezra Harel
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC USE ONLY


--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS (See Instructions)

       AF
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

       ITEMS 2(d) or 2(e)                                                    |_|
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
================================================================================
   NUMBER OF                    7        SOLE VOTING POWER

   SHARES                                0
                               -------------------------------------------------
   BENEFICIALLY                 8        SHARED VOTING POWER

   OWNED BY                              4,193,852
                               -------------------------------------------------
   EACH                         9        SOLE DISPOSITIVE POWER

   REPORTING                             0
                               -------------------------------------------------
   PERSON                      10        SHARED DISPOSITIVE POWER

   WITH                                  4,193,852
================================================================================
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,193,852
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       (See Instructions)                                                    |_|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       34.7%(4)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       IN
================================================================================

----------
(4) Based on a total of 11,982,166 shares outstanding on August 11, 2003, as adjusted upward to 12,069,123 shares to reflect 86,957 shares issuable under the ICTS Warrant.

                               Page 4 of ____ pages


                                  SCHEDULE 13D

                                       13D

==================================

CUSIP NO.  45727E

==================================

================================================================================
 1     NAMES OF REPORTING PERSONS
       ICTS International, N.V.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC USE ONLY


--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS (See Instructions)

       WC
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

       ITEMS 2(d) or 2(e)                                                    |_|
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Netherlands
================================================================================
   NUMBER OF                     7        SOLE VOTING POWER

   SHARES                                 0
                                ------------------------------------------------
   BENEFICIALLY                  8        SHARED VOTING POWER

   OWNED BY                               4,193,852
                                ------------------------------------------------
   EACH                          9        SOLE DISPOSITIVE POWER

   REPORTING                              0
                                ------------------------------------------------
   PERSON                       10        SHARED DISPOSITIVE POWER

   WITH                                   4,193,852
================================================================================
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,193,852
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       (See Instructions)
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       34.7%(5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       CO
================================================================================

--------
(5) Based on a total of 11,982,166 shares outstanding on August 11, 2003, as adjusted upward to 12,069,123 shares to reflect 86,957 shares issuable under the ICTS Warrant.

                               Page 5 of ___ pages



Item 1.  Security and Issuer

The class of securities to which this statement relates is the common stock, par value $0.01 per share, of InkSure Technologies Inc. a Delaware corporation (the "Issuer"), whose principal executive offices are located at 9 West Railroad Avenue, Tenafly, NJ 07670.

Item 2.  Identity and Background

This Schedule 13D is being filed on behalf of ICTS Information Systems, B.V., ICTS-USA, Inc., Mr. Ezra Harel and ICTS International, N.V. (collectively, the "Reporting Persons").

ICTS Information Systems, B.V. is a Netherlands corporation principally engaged in investments in public and private business entities. ICTS Information Systems, B.V. is a wholly owned subsidiary of ICTS International, N.V. Ezra Harel is a director of ICTS Information Systems, B.V. and the direct and indirect holder of 65% of the equity securities of ICTS International, N.V.

ICTS-USA, Inc. is a New York corporation principally engaged as a holding company. ICTS-USA, Inc. is a wholly owned subsidiary of ICTS International, N.V. Ezra Harel is a director of ICTS-USA, Inc. and the direct and indirect holder of 65% of the equity securities of ICTS International, N.V.

Ezra Harel is an individual and is a citizen of the USA. He is a director of the Issuer, ICTS Information Systems, B.V. and ICTS-USA, Inc. Mr. Harel indirectly and directly holds 65% of the equity securities of ICTS International, N.V. His business address is ICTS Information Systems, B.V., One Rockefeller Plaza,
Suite 2412, New York, NY 10020.

ICTS International, N.V. is a Netherlands corporation principally engaged in airport security. ICTS Information Systems, B.V. and ICTS-USA, Inc. are both wholly owned subsidiaries of ICTS International, N.V. Ezra Harel is the direct and indirect holder of 65% of the equity securities of ICTS International, N.V.

                                Page 6 of ____ pages

The names and positions of the executive officers and directors of ICTS Information Systems, B.V. are set forth below. Each executive officer and director listed below (excluding Ezra Harel) disclaims beneficial ownership of the shares of common stock beneficially owned by ICTS Information Systems, B.V.

Ezra Harel  Citizenship, United States, Director ICTS Information Systems, B.V.

The names and positions of the executive officers and directors of ICTS-USA, Inc. are set forth below. Each executive officer and director listed below (excluding Ezra Harel) disclaims beneficial ownership of the shares of common stock beneficially owned by ICTS-USA, Inc.

Ezra Harel  Citizenship, United States, Director ICTS-USA, Inc.

The names and positions of the executive officers and directors of ICTS International, N.V. are set forth below. Each executive officer and director listed below (excluding Ezra Harel) disclaims beneficial ownership of the shares of common stock beneficially owned by ICTS International, N.V.

Ezra Harel  Citizenship, United States, Chairman ICTS International, N.V.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

ICTS BV purchased 782,771 shares of common stock for aggregate consideration of $1,000,000 pursuant to a stock purchase agreement dated as of April, 2002 between ICTS BV and Supercom Ltd. ICTS BV purchased 248,448 shares of common stock and warrants to purchase 86,957 shares of common stock for aggregate consideration of $400,000 pursuant to a subscription agreement dated as of July 5, 2002 between ICTS BV and InkSure Technologies Inc., a Delaware corporation. On August 4, 2003, ICTS BV purchased an additional 174,592 shares of common stock for aggregate consideration of $191,996.20 pursuant to a stock purchase agreement dated as of August 4, 2003 between ICTS BV and Gallywood Holdings Limited.

ICTS-USA, Inc. purchased 3,075,676 shares of common stock for aggregate consideration of $4,582,757 pursuant to a stock purchase agreement dated as of September 27, 2002 between ICTS-USA, Inc. and Supercom Ltd.

                                Page 7 of ____ pages

Item 4.  Purpose of Transaction

Each of the Reporting Persons acquired the units for investment purposes only.

Neither of the Reporting Persons has any plan or proposal which relates to, or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                               Page 8 of ____ pages


(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

(j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) (i) Based on a total of 11,982,166 shares outstanding on August 11, 2003, as adjusted upward to 12,069,123 shares to reflect 86,957 shares issuable under the ICTS Warrant, ICTS BV's shared beneficial ownership of 1,292,718 shares of common stock constitutes beneficial ownership of 10.7% of the total number of shares of outstanding common stock of the Issuer.

   (ii) Based on a total of 11,982,166 shares outstanding on August 11, 2003, ICTS-USA, Inc.'s shared beneficial ownership of 3,075,676 shares of common stock constitutes beneficial ownership of 25.7% of the total number of shares of outstanding common stock of the Issuer.

  (iii) Based on a total of 11,982,166 shares outstanding on August 11, 2003, as adjusted upward to 12,069,123 shares to reflect 86,957 shares issuable under the ICTS Warrant, Ezra Harel's shared beneficial ownership of 4,193,852 shares of common stock constitutes beneficial ownership of 34.7% of the total number of shares of outstanding common stock of the Issuer.

   (iv) Based on a total of 11,982,166 shares outstanding on August 11, 2003, as adjusted upward to 12,069,123 shares to reflect 86,957 shares issuable under the ICTS Warrant, ICTS International, N.V.'s shared beneficial ownership of 4,193,852 shares of common stock constitutes beneficial ownership of 34.7% of the total number of shares of outstanding common stock of the Issuer.

(b) (i) ICTS BV has shared power to vote or to direct the vote of, and shared power to dispose or direct the disposition of 1,292,718 shares of common stock.

   (ii) ICTS-USA, Inc has shared power to vote or to direct the vote of, and shared power to dispose or direct the disposition of 3,075,676 shares of common stock.

  (iii) Ezra Harel has shared power to vote or to direct the vote of, and sole power to dispose or direct the disposition of 4,193,852 shares of common stock.

   (iv) ICTS International, N.V. has shared power to vote or to direct the vote of, and sole power to dispose or direct the disposition of 4,193,852 shares of common stock.

                               Page 9 of ___ pages

(c) (i) Except as reported in Item 3, during the past sixty days, ICTS BV has not effected any transactions in shares of common stock.

   (ii) Except as reported in Item 3, during the past sixty days, ICTS-USA, Inc. has not effected any transactions in shares of common stock.

  (iii) Except as reported in Item 3, during the past sixty days, Ezra Harel has not effected any transactions in shares of common stock.

   (iv) Except as reported in Item 3, during the past sixty days, ICTS International, N.V. has not effected any transactions in shares of common stock.

(d) Not applicable.

(e) Not applicable.

                               Page 10 of ____ pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.  Material to be Filed as Exhibits

None

                               Page 11 of ______ pages


         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     ICTS Information Systems, B.V.

                                     08/  /03
                                     -------------------------------------------
                                     (Date)

                                     /s/ David W. Sass
                                     -------------------------------------------
                                     (Signature)

                                     Name:  David W. Sass
                                     Title: Secretary

                                     ICTS-USA, Inc.

                                     08/  /03
                                     -------------------------------------------
                                     (Date)

                                     /s/ David W. Sass
                                     -------------------------------------------
                                     (Signature)
                                     Name:  David W. Sass
                                     Title: Secretary

                                     Ezra Harel

                                     08/  /03
                                     -------------------------------------------
                                     (Date)

                                     /s/ Ezra Harel
                                     -------------------------------------------
                                     (Signature)

                                     ICTS International, N.V.

                                     08/  /03
                                     -------------------------------------------
                                     (Date)

                                     /s/ David W. Sass
                                     -------------------------------------------
                                     (Signature)
                                     Name:  David W. Sass
                                     Title: Assistant Secretary

                               Page 12 of ___ pages